[redacted]

10026517

ITED STATES
EXCHANGE COMMISSION
ngton, D.C. 20549

Processing Section
MAR 01 2010
Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50041

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Uhlmann Price Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Blvd., Suite 1340A
(No. and Street)

Chicago	**Illinois**	**60604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James D. Baer **(312) 264.4343**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Dr., Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **James D. Baer**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Uhlmann Price Securities, LLC**, as of **December 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Title

OFFICIAL SEAL
JENNIFER MCGING
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/11/11

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Members
Uhlmann Price Securities, L.L.C.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Uhlmann Price Securities, L.L.C. (the Company) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Uhlmann Price Securities, L.L.C. as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 26, 2010

Uhlmann Price Securities, L.L.C.

Statement of Financial Condition
December 31, 2009

Assets		
Cash and cash equivalents	$	436,561
Deposit with clearing broker (cash of $75,000)		75,000
Commissions receivable		339,643
Furniture, equipment, software and leasehold improvements, at cost less accumulated depreciation and amortization of $117,263		55,900
Due from affiliates and employees		47,703
Other assets		23,364
Total assets	$	978,171
Liabilities and Members' Capital		
Liabilities		
Commissions payable	$	175,717
Due to affiliates		28,108
Distribution payable to member		4,222
Accounts payable, accrued expenses and other liabilities		47,842
Total liabilities		255,889
Members' capital		722,282
Total liabilities and members' capital	$	978,171

See Notes to Statement of Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

Uhlmann Price Securities, L.L.C. (the Company), a limited liability company, was organized in the State of Illinois on February 19, 1997, and will terminate on December 31, 2043. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority (FINRA) and also registered as an introducing broker with the National Futures Association (NFA). The Company introduces its customers to a clearing broker on a fully disclosed basis. The Company also acts as a selling agent for public commodity pools.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The following is a summary of the Company's significant accounting policies:

Accounting policies: The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. In June 2009, the FASB issued *Accounting Standards Codification (Codification)* which is the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification does not change U.S. GAAP, but combines all authoritative standards into a comprehensive, topically organized online database. One level of authoritative GAAP exists, other than guidance issued by the SEC. All other accounting literature excluded from the Codification is considered non-authoritative. The Codification was made effective by the FASB for periods ending on or after September 15, 2009. This financial statement reflects the guidance in the Codification.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Commission revenue and related expenses arising from securities and commodity transactions are recorded on a trade-date basis as securities transactions occur. Commission and commission trail revenue earned on the sale of public commodity pools are recorded on the accrual method.

Cash and cash equivalents: Cash and cash equivalents consist of all cash accounts, money market funds and highly liquid investments with an original maturity of three months or less when purchased. The Company places its cash and cash equivalents with financial institutions and, at times, cash held in these bank accounts may exceed the Federal Deposit Insurance Corporation insured limit. However, the Company does not believe it is exposed to any significant credit risk.

Furniture, equipment, software and leasehold improvements: Furniture, equipment, software and leasehold improvements are recorded at cost. Furniture, equipment, and software are depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or the estimated useful lives of the assets.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Income taxes: The Company is an Illinois limited liability company and is not subject to federal income tax. The Company's members individually are required to file federal and state income tax returns recognizing their allocable portion of the Company's taxable income.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions are not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2009, management has determined that there are no material uncertain income tax positions.

The Company is not subject to examination by US federal and state tax authorities for tax years before 2006.

Note 2. Fair Value Measurements

The Company follows fair value standards for measuring the fair value of financial instruments. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

<u>Level 1</u>: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level I include listed equities and listed derivatives.

<u>Level 2</u>: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

<u>Level 3</u>: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Note 2. Fair Value Measurements (Continued)

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2009:

	Quoted Prices in Active Market for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
Assets				
Cash and cash equivalents:				
Money market fund	$ 431,621	$ -	$ -	$ 431,621

Note 3. Operating Agreement

Pursuant to the Company's third amendment to the amended and restated operating agreement dated December 31, 2003, in the event of a deadlock, as defined in the agreement, disputing members will have the right to compel opposing members to sell their membership units according to certain terms or to buy the disputing members' units under the same terms. In addition, Company members selling a majority of the Company units to a third party shall have the right to compel other Company members to sell their membership units to the same third party.

The agreement also states that during every fiscal year, profits and losses are to be allocated to each member's capital account as determined by a meeting of the members and stated in the minutes to that meeting. Any remaining profits are to be allocated on the basis of the members' ownership percentages. If the members do not meet to determine the allocation, the profit or loss shall be allocated in proportion to the members' ownership percentages.

Note 4. Purchase Agreement

Pursuant to the terms of a Purchase Agreement dated December 31, 2001, two members had the option to acquire an additional 30 percent of the Company. Effective December 1, 2003, the two members exercised their rights under such option. In accordance with the terms and conditions of the option, the Company was required to pay an existing member or his spouse 10 percent of the Company's net profits for a period of three (3) years ending December 31, 2006. Beginning January 1, 2007, the Company is required to pay 5 percent of the net profits to the member or his spouse until the death of both. Other terms and conditions are contained therein.

Note 5. Commitments, Contingent Liabilities and Related-Party Transactions

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 5. Commitments, Contingent Liabilities and Related-Party Transactions (Continued)

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications.

For the year ended December 31, 2009, the Company earned commissions in the amount of $931,630 related to the sales of interests in two affiliated public commodity pools. The General Partner of the commodity pools is an affiliated entity of the Company. The amount of commissions earned from the two commodity pools represents 36 percent of total revenue. At December 31, 2009, $103,620 is included in commissions receivable on the statement of financial condition related to these activities.

The Company leases office space from an affiliated entity pursuant to a verbal agreement on a month-to-month basis.

As of December 31, 2009, the Company is owed $47,703 from employees and affiliates for expenses paid on their behalf.

As of December 31, 2009, the Company owes affiliated entities $28,108 for various operating expenses.

The Company has entered into an agreement with an affiliate, Alternative Investment Services, LLC (AIS), whereby the Company is entitled to receive a 20 percent participation in the operating profits of AIS. This participation percentage is subject to dilution should additional members be admitted into AIS. For the year ended December 31, 2009, AIS generated an operating loss, therefore, the Company did not receive an allocation for its participation interest.

Note 6. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

Since the Company does not clear its own securities and futures transactions, it has established accounts with a clearing broker for this purpose. This results in a concentration of credit risk with this firm. Such risk, however, is mitigated by the clearing broker's obligation to comply with the rules and regulations of the SEC. At December 31, 2009, $75,000 is reflected on the statement of financial condition as a clearing deposit held with its clearing broker, which is a member of a nationally recognized exchange. Additional terms of the clearance agreement required the Company to maintain a minimum coverage on its broker's blanket bond. The Company is prohibited from entering into similar agreements without prior written approval from the clearing broker-dealer. The agreement may be terminated by either party with 90 days prior written notification. In addition, if the Company terminates this agreement at any time, it will be liable for expenses incurred by the clearing broker-dealer in connection with transferring, converting or closing the accounts held at the clearing broker-dealer. The Company consistently monitors the credit worthiness of the clearing brokers to mitigate the Company's exposure to credit risk.

Note 7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or distributed if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $586,683, which was $529,683 in excess of its required net capital of $57,000. At December 31, 2009, the Company's net capital ratio was 0.44 to 1.

Note 8. Subsequent Events

In May 2009, the FASB issued guidance establishing principles and requirements for subsequent events accounting and disclosure, setting forth general principles of accounting for and disclosures of events that occur after the balance sheet date but before the date the financial statements are either issued or available to be issued. In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 26, 2010, the date the financial statements were issued. There are no subsequent events to disclose, except as listed below.

On January 1, 2010, the members of the Company entered into an agreement with a related party to contribute all of their shares and membership interests in exchange for shares of stock of the related party.

Uhlmann Price Securities

Statement of Financial Condition

December 31, 2009

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

McGladrey & Pullen
Certified Public Accountants

Independent Accountant's Report on Applying Agreed-Upon Procedures

Managing Member
Uhlmann Price Securities, L.L.C.
141 West Jackson Blvd., Suite 1340A
Chicago, Illinois 60606

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Uhlmann Price Securities, L.L.C. (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, noting no differences;

2. Compared the total revenue amounts of the audited financial statements for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Chicago, Illinois
February 26, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N W. Suite 800, Washington, D C 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050041 FINRA DEC
UHLMANN PRICE SECURITIES LLC 8*8
141 W JACKSON BLVD STE 1340A
CHICAGO IL 60604-2991

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc org and so indicate on the form filed

Name and telephone number of person to contact respecting this form

Cindy Kelly (312)264-4402

2. A General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 3019

B Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (867)

_______________ Date Paid

C Less prior overpayment applied (_______)

D Assessment balance due or (overpayment) _______

E Interest computed on late payment (see instruction E) for______days at 20% per annum _______

F Total assessment balance and interest due (or overpayment carried forward) $ 2152

G PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2152

H Overpayment carried forward $(_______)

3 Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete

____
(Name of Corporation Partnership or other organization)

____
(Authorized Signature)

Dated the_____ day of_______________, 20____

____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending Dec 31, 2009
Eliminate cents

Item No.		Amount
2a	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,060,826
2b	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above	
	(2) Net loss from principal transactions in securities in trading accounts	
	(3) Net loss from principal transactions in commodities in trading accounts	
	(4) Interest and dividend expense deducted in determining item 2a	
	(5) Net loss from management of or participation in the underwriting or distribution of securities	
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities	
	(7) Net loss from securities in investment accounts	
	Total additions	
2c	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products	63,385
	(2) Revenues from commodity transactions	
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	84,446
	(4) Reimbursements for postage in connection with proxy solicitation	
	(5) Net gain from securities in investment accounts	
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	
	(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)	
	(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C):	705,103
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $	
	(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $	
	Enter the greater of line (i) or (ii)	
	Total deductions	852,933
2d	SIPC Net Operating Revenues	$
2e	General Assessment @ .0025	$ 1,207,893

(to page 1 but not less than $150 minimum)